Exhibit 99.1

PRESS RELEASE

For Investors:

Keith Helming

Chief Financial Officer

+31 20 655 9670

khelming@aercap.com

Peter Wortel

Investor Relations

+31 20 655 9658

pwortel@aercap.com

For Media:

Frauke Oberdieck

Corporate Communications

+31 20 655 9616

foberdieck@aercap.com

AerCap Holdings N.V. Reports Third Quarter 2011 Financial Results

Adjusted net income for the third quarter of 2011 was $75.6 million, an increase of 24% compared to third quarter 2010.

Amsterdam, Netherlands; November 8, 2011 - AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) today announced the results of its operations for the third quarter ended September 30, 2011.

Third Quarter 2011 Highlights

Net income

•                  Third quarter 2011 reported net loss was $7.1 million, compared with reported net income of $51.9 million for the same period in 2010.

•                  Third quarter 2011 adjusted net income was $75.6 million, an increase of 24% compared to third quarter 2010 adjusted net income of $61.1 million. Adjusted net income excludes $29.2 million of non-cash charges relating to the mark-to-market of interest rate caps and share-based compensation. In addition, adjusted net income excludes certain one-time charges incurred in connection with the AeroTurbine sale which closed on October 7, 2011 and is reflected as a discontinued operation for the third quarter financial results. Those charges include $22.5 million of one-time transaction expenses, $10.0 million deferred tax asset write-off, and a $21.0 million book loss arising from the sale.

Earnings per share

•                  Third quarter 2011 reported basic and diluted loss per share was $0.05, compared with reported basic and diluted earnings per share of $0.43 for the same period in 2010.

•                  Third quarter 2011 adjusted basic and diluted earnings per share, which excludes the items mentioned above, was $0.51, unchanged from the same period in 2010.

Other financial highlights

•                  Margin earned on lease assets (net spread) was $182.3 million in the third quarter of 2011 compared to $164.4 million in the third quarter of 2010, an increase of 11%.

•                  Committed purchases of aviation assets delivered or scheduled for delivery in 2011 are $934 million.

•                  Total assets were $9.6 billion at September 30, 2011, an increase of 2% over total assets of $9.3 billion at September 30, 2010. The increase was driven primarily by deliveries of forward order aircraft.

•                  Debt to equity ratio was 2.8 times at September 30, 2011, compared to 3.3 times at September 30, 2010.

•                  To date we have purchased 9.4 million shares at an average price of $10.64 per share which completes our $100 million share repurchase program for 2011.

•                  AerCap signed a $400 million credit facility to provide long term financing for 12 Boeing 737-800 aircraft. The aircraft will be leased to American Airlines and form part of AerCap’s previously announced transaction with American Airlines for the purchase and leaseback of up to 35 Boeing 737-800 aircraft.

Aengus Kelly, CEO of AerCap, commented: “AerCap’s third quarter operating profit demonstrates our ability to deliver strong results even in an uncertain economic environment. Our strong balance sheet, reflected by our conservative 2.8 times debt equity ratio, has afforded us the financial flexibility to return capital to shareholders via our executed $100 million share repurchase program at a 33% discount to book value.”

AerCap’s CFO, Keith Helming, added: “Notwithstanding adverse global market conditions, AerCap’s capital position has never been stronger. With the recently completed AeroTurbine sale our total cash position exceeds $600 million. Also, we have arranged all aircraft funding requirements through 2012 including the financing for the aircraft to be delivered under the American Airlines purchase and leaseback arrangement. As a result, AerCap is extremely well positioned to take advantage of market opportunities that might arise in the coming year.”

Summary of Financial Results

	Three months ended September 30,			Nine months ended September 30,
	2011	2010	% increase/ (decrease)	2011	2010	% increase/ (decrease)

Net income (loss)	$(7.1)	$51.9	(114)%	$95.8	$135.1	(29)%
Plus: mark-to-market of interest rate caps, net of tax	27.6	9.0	207%	47.9	30.8	56%
share-based compensation, net of tax	1.6	0.2	700%	4.1	1.5	173%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	22.1	61.1	(64)%	147.8	167.4	(12)%
Plus: loss on discontinued operations	53.5	—	—	54.1	—	—
buy-out of the Genesis portfolio servicing rights	—	—	—	21.4	—	—
Adjusted net income	$75.6	$61.1	24%	$223.3	$167.4	33%

Revenue breakdown

	Three months ended September 30,			Nine months ended September 30,
	2011	2010	% increase/ (decrease)	2011	2010	% increase/ (decrease)

Lease revenue:
Basic lease rents	$238.6	$225.1	6%	$714.1	$605.1	18%
Maintenance rents and other receipts	27.0	14.3	89%	73.3	42.8	71%
Lease revenue	$265.6	$239.4	11%	$787.4	$647.9	22%
Sales revenue	65.5	167.9	(61)%	100.9	591.9	(83)%
Management fees and interest income	5.3	3.9	36%	16.7	12.3	36%
Other revenue	1.4	0.9	56%	4.2	3.8	11%
Total revenue	$337.8	$412.1	(18)%	$909.2	$1,255.9	(28)%

Basic lease rents were $238.6 million for the third quarter of 2011, an increase of 6% compared to the third quarter of 2010, as a result of our growing asset base. Our average lease assets increased by 6% to $8.0 billion compared to the third quarter of 2010.

Total lease revenue (basic rents, maintenance rents and other receipts) for the third quarter of 2011 was $265.6 million, compared to $239.4 million for the same period in 2010, an increase of 11%. The increases were mainly due to the deliveries of forward order aircraft.

Sales revenue for the third quarter of 2011 was $65.5 million, compared to $167.9 million for the same period in 2010. Sales revenue for the third quarter of 2011 was generated from the sale of six older aircraft. Sales revenue for the third quarter of 2010 was higher than the third quarter of 2011 due to the sale of one new A330 aircraft and two new A320 aircraft.

Total revenue for the third quarter of 2011 was $337.8 million, compared to $412.1 million for the same period in 2010 for the reasons mentioned above.

	Three months ended September 30,				Nine months ended September 30,
	2011		2010	% increase/ (decrease)	2011	2010	% increase/ (decrease)

Basic lease rents	$238.6		$225.1	6%	$714.1	$605.1	18%

Interest on debt	$88.1	(a)	$73.6	20%	$229.7	$197.4	16%
Plus: mark-to-market of interest rate caps	(31.8)		(12.9)	(147)%	(55.4)	(47.2)	(17)%
Interest on debt excluding the impact of mark-to-market of interest rate caps	$56.3		$60.7	(7)%	$174.3	$150.2	16%

Net Spread	$182.3		$164.4	11%	$539.8	$454.9	19%

(a)          Interest on debt for the quarter ended September 30, 2011 includes $7.8 million of amortization of debt issuance costs.

As shown in the table above, interest expense excluding the impact of the mark-to-market of interest rate caps was $56.3 million in the third quarter of 2011, a 7% decrease compared to the third quarter of 2010. As a result, net spread increased 11% to $182.3 million in the third quarter of 2011 over the same period in 2010.

Selling, general and administrative expenses breakdown

	Three months ended September 30,			Nine months ended September 30,
	2011	2010	% increase/ (decrease)	2011		2010	% increase/ (decrease)

Aircraft management fees	$—	$1.4	(100)%	$26.7	(a)	$4.6	480%
Mark-to-market of foreign currency hedges, foreign currency balances and other derivatives	11.4	(8.5)	234%	3.9		(1.4)	379%
Share-based compensation expenses	1.8	0.4	350%	4.7		1.8	161%
Other selling, general and administrative expenses	18.8	18.5	2%	63.0		52.2	21%
Total selling, general and administrative expenses	$32.0	$11.8	172%	$98.3		$57.2	72%

(a)          Includes a one-time charge of $24.5 million relating to the buy-out of the Genesis portfolio servicing rights.

Effective tax rate

AerCap’s blended effective tax rate during the first nine months of 2011 was 6.6%. The blended effective tax rate in 2010 was 8.6%.

Financial position

	September 30, 2011	September 30, 2010	% Increase/(decrease) over September 30, 2010

Total cash (incl. restricted)	$485.0	$519.7	(7)%
Flight equipment held for lease	7,936.0	7,974.1	(0)%
Total assets	9,553.4	9,338.6	2%
Debt	6,200.7	6,562.3	(6)%
Total liabilities	7,308.5	7,358.1	(1)%
Total equity	2,244.9	1,980.5	13%

Debt/equity ratio	2.8	3.3	(15)%

As of September 30, 2011, AerCap’s portfolio consisted of 359 aircraft and 8 engines that were either owned, on order, under contract or letter of intent, or managed. The portfolio information excludes all engines and aircraft owned by AeroTurbine at September 30, 2011.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation. This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share based compensation during the applicable period, net of related tax benefits, to GAAP net income. In addition to GAAP net income, we believe this measure may provide investors with supplemental information regarding our operational performance and may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from our lease and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we recognize the change in fair value of the interest rate caps in our income statement during each period. Following is a reconciliation of net income excluding the impact of the mark-to-market of interest rate caps and share-based compensation to net income for the three- and nine -month periods ended September 30, 2011 and 2010:

	Three months ended September 30,				Nine months ended September 30,
	2011		2010	% increase/ (decrease)	2011		2010	% increase/ (decrease)

Net income (loss)	$(7.1)		$51.9	(114)%	$95.8		$135.1	(29)%
Plus: mark-to-market of interest rate caps, net of tax	27.6		9.0	207%	47.9		30.8	56%
share-based compensation, net of tax	1.6		0.2	700%	4.1		1.5	173%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	$22.1	(a)	$61.1	(64)%	$147.8	(b)	$167.4	(12)%

(a)          Adjusted net income for the third quarter 2011 excluding the mark-to-market of interest rate caps, share-based compensation and the one-time charges relating to the sale of AeroTurbine was $75.6 million, an increase of 24% compared to the third quarter of 2010 on the same basis.

(b)         Adjusted net income for the nine months ended September 30, 2011 excluding the mark-to-market of interest rate caps, share-based compensation, the buy out of the third party servicing contract and the one-time charges relating to the sale of AeroTurbine was $223.3 million, an increase of 33% compared to the nine months ended September 30, 2010 on the same basis.

Adjusted earnings per share are determined by dividing the amount of adjusted net income by the average number of shares outstanding for that period. The average number of shares is based on a daily average.

Net spread (refer to second table under Revenue breakdown section of this press release). This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps to hedge our interest rate risk. The reconciliation of net spread to basic rents for the three- and nine -month periods ended September 30, 2011 and 2010 is included above.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Tuesday, November 8, 2011 at 9:30 am Eastern Time / 3:30 pm Central European Time. The call can be accessed live by dialing (U.S./Canada) 1-480-629-9771 or (International) +31-20-794-8504 and referencing code 4474210 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations”.

The webcast replay will be archived in the “Investor Relations” section of the company’s website for one year.

In addition, a New York Group Lunch Presentation for investors and analysts will be hosted by AerCap’s management today, Tuesday, November 8, 2011, at 12:30 pm Eastern Time at The New York Palace (the Henry Room), 455 Madison Avenue, New York. Doors will open at 12:00 pm.

To participate in either event, please register at: http://client.sharedvalue.net/AerCap/Q311

For further information, contact Peter Wortel: +31 20 655 9658 (pwortel@aercap.com) or Mark Walter (Shared Value): +44 (0)20 7321 5039 (aercap@sharedvalue.net).

About AerCap Holdings N.V.

AerCap is the world’s leading independent aircraft leasing company and has one of the youngest fleets in the industry. AerCap has $9.6 billion of assets on its balance sheet and 359 aircraft and 8 engines with a focus on fuel-efficient narrowbodies and widebodies. AerCap is a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore, the United Arab Emirates, and the United Kingdom.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Consolidated Balance Sheets - Unaudited

(In thousands of U.S. Dollars)

	September 30, 2011	December 31, 2010	September 30, 2010

Assets
Cash and cash equivalents	$274,337	$404,450	$285,763
Restricted cash	210,631	222,464	233,954
Trade receivables, net of provisions	13,353	49,055	60,001
Flight equipment held for operating leases, net	7,936,045	8,061,260	7,974,109
Net investment in direct finance leases	26,193	30,069	28,170
Notes receivables, net of provisions	7,073	15,497	7,939
Prepayments on flight equipment	81,524	199,417	197,616
Investments	81,686	72,985	30,774
Goodwill	—	6,776	6,776
Intangibles, net	34,232	58,637	64,568
Inventory	16,470	121,085	119,097
Derivative assets	24,165	55,211	23,981
Deferred income taxes	101,235	94,560	102,117
Other assets	184,597	209,141	203,715
Disposal group assets (AeroTurbine)	561,843	—	—
Total Assets	$9,553,384	$9,600,607	$9,338,580

Liabilities and Equity

Accounts payable	$5,931	$16,045	$17,516
Accrued expenses and other liabilities	73,027	121,389	98,149
Accrued maintenance liability	427,989	420,824	400,461
Lessee deposit liability	100,783	130,031	138,316
Debt	6,200,711 *	6,566,163	6,562,293
Accrual for onerous contracts	6,209	12,928	10,917
Deferred revenue	48,440	60,061	66,106
Derivative liabilities	36,459	55,769	64,302
Disposal group liabilities (AeroTurbine)	408,917	—	—
Total liabilities	7,308,466	7,383,210	7,358,060

Share capital	1,570	1,570	1,163
Additional paid-in capital	1,338,736	1,333,025	968,724
Treasury stock	(60,632)	—	—
Accumulated other comprehensive income	(8,351)	5,005	(470)
Retained earnings	967,586	871,750	799,309
Total AerCap Holdings N.V. shareholders’ equity	2,238,909	2,211,350	1,768,726
Non-controlling interest	6,009	6,047	211,794
Total Equity	2,244,918	2,217,397	1,980,520

Total Liabilities and Equity	$9,553,384	$9,600,607	$9,338,580

* Includes $64.3 million of subordinated debt received from our joint venture partners

Supplemental information	September 30, 2011	December 31, 2010	September 30, 2010
Debt/equity ratio	2.8	3.0	3.3
Debt/equity ratio (adjusted for subordinated debt)	2.7	2.8	3.1

AerCap Holdings N.V.

Consolidated Income Statements - Unaudited

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Revenues
Lease revenue	$265,562	$239,389	$787,339	$647,824
Sales revenue	65,538	167,862	100,865	591,925
Management fee revenue	4,637	3,247	14,874	8,918
Interest revenue	668	668	1,849	3,377
Other revenue	1,438	946	4,249	3,827
Total Revenues	337,843	412,112	909,176	1,255,871

Expenses
Depreciation	90,135	83,548	271,378	220,991
Asset impairment	3,834	2,761	11,583	5,482
Cost of goods sold	61,562	160,142	91,706	555,524
Interest on debt	88,074	73,606	229,691	197,375
Operating lease in costs	3,017	3,057	9,057	9,271
Leasing expenses	13,478	14,405	43,258	32,666
Provision for doubtful notes and accounts receivable	—	—	2,311	—
Selling, general and administrative expenses	32,018	11,784	98,265	57,198
Total Expenses	292,118	349,303	757,249	1,078,507

Income from continuing operations before income taxes	45,725	62,809	151,927	177,364

Provision for income taxes	(2,532)	(5,263)	(10,086)	(15,877)
Net Income of investments accounted for under the equity method	3,340	1,067	8,511	2,313
Income (loss) from discontinued operations (AeroTurbine, including loss on disposal), net of tax	(53,481)	824	(54,063)	(2,774)
Bargain purchase gain (“Amalgamation gain”), net of transaction expenses	—	—	—	274

Net Income (loss)	(6,948)	59,437	96,289	161,300

Net income attributable to non-controlling interest	(147)	(7,559)	(453)	(26,168)

Net Income (loss) attributable to AerCap Holdings N.V.	$(7,095)	$51,878	$95,836	$135,132

Basic and diluted earnings per share	$(0.05)	$0.43	$0.64	$1.25

Weighted average shares outstanding - basic and diluted	147,430,663	119,386,445	148,618,178	107,936,616

Certain reclassifications have been made to prior years consolidated income statements to reflect the current year presentation.

AerCap Holdings N.V.

Consolidated Statements of Cash Flows - Unaudited

(In thousands of U.S. Dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Net income	(6,948)	59,437	96,289	161,300
Adjustments to reconcile net income to net cash provided by operating activities
Amalgamation gain	—	—	—	(31,023)
Depreciation	97,846	89,945	295,023	239,919
Asset impairment	7,752	2,761	20,485	5,482
Amortisation of debt issuance cost	8,417	7,347	25,965	19,677
Amortisation of intangibles	4,109	5,930	13,937	16,092
Provision for doubtful notes and accounts receivable	(215)	563	3,819	920
Capitalised interest on pre-delivery payments	(322)	(155)	(374)	(468)
Gain on disposal of assets	(3,976)	(6,798)	(12,814)	(36,050)
Loss on discontinued operations (AeroTurbine)	53,481	—	54,063	—
Mark-to-market of non-hedged derivatives	33,589	(5,931)	28,524	35,905
Deferred taxes	2,469	6,007	12,574	12,242
Share-based compensation	465	99	4,767	1,656
Changes in assets and liabilities
Trade receivables and notes receivable, net	1,086	(9,459)	(14,573)	(3,308)
Inventories	(20,496)	2,885	(20,617)	11,761
Other assets and derivative assets	(7,466)	2,120	(40,887)	(5,516)
Other liabilities	30,817	(1,346)	(20,514)	13,228
Deferred revenue	1,769	9,057	(8,843)	21,054
Net cash provided by operating activities	202,377	162,462	436,824	462,871

Purchase of flight equipment	(184,823)	(467,600)	(683,209)	(1,788,962)
Proceeds from sale/disposal of assets	56,477	167,862	115,828	593,625
Prepayments on flight equipment	(17,292)	(25,979)	(33,283)	(110,759)
Purchase of subsidiaries, net of cash acquired	—	—	—	103,691
Purchase of investments	—	—	(2,500)	(7,500)
Purchase of intangibles	—	—	—	(9,006)
Movement in restricted cash	(19,695)	12,508	10,863	(61,752)
Net cash used in investing activities	(165,333)	(313,209)	(592,301)	(1,280,663)

Issuance of debt	348,746	496,126	1,482,989	2,112,408
Repayment of debt	(360,652)	(327,805)	(1,347,805)	(1,213,445)
Debt issuance costs paid	(5,440)	(12,809)	(30,052)	(48,093)
Maintenance payments received	22,550	26,078	75,252	66,485
Maintenance payments returned	(10,243)	(5,843)	(43,979)	(28,567)
Security deposits received	1,351	7,971	14,035	24,892
Security deposits returned	(7,289)	(8,187)	(33,239)	(25,315)
Repurchase of shares	(59,183)	—	(60,632)	—
Capital contributions from non-controlling interests	—	—	—	32,375
Net cash (used in) provided by financing activities	(70,160)	175,531	56,569	920,740

Net increase (decrease) in cash and cash equivalents	(33,116)	24,784	(98,908)	102,948
Effect of exchange rate changes	901	723	6,304	198
Less cash and cash equivalents of discontinued operations at end of period	(37,509)	—	(37,509)	—
Cash and cash equivalents at beginning of period	344,061	260,256	404,450	182,617
Cash and cash equivalents at end of period	274,337	285,763	274,337	285,763

Certain reclassifications have been made to prior years consolidated statements of cash flows to reflect the current year presentation.